UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

28, Boulevard F.W. Raiffeisen,
L-2411, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

ITEM
1.	Press Release dated September 1, 2026 titled “Adecoagro Completes Acquisition of Caarapó Mill and Integrates It Into Its Cluster in Mato Grosso do Sul”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By:	/s/ Emilio Federico Gnecco
	Name:	Emilio Federico Gnecco
	Title:	Chief Financial Officer
Date: September 1, 2026

Adecoagro Completes Acquisition of Caarapó Mill and Integrates It Into Its Cluster in Mato Grosso do Sul

LUXEMBOURG, September 1, 2026 /PRNewswire/ -- Adecoagro S.A. (NYSE: AGRO) (“Adecoagro” or the “Company”), a leading sustainable production company in South America, announced today that it has completed the acquisition of the Caarapó Mill from Raízen Group, following the satisfaction of all conditions precedent set forth in the purchase agreement previously announced on July 20, 2026.

As of today, the mill is operating under Adecoagro’s ownership and management.

The final purchase price was R$705 million (approximately US$136 million), paid in cash at closing. Based on Caarapó’s crushing volume of 3.5 million tons during the 2025/26 harvest season, the acquisition implies a purchase price of approximately US$39 per ton of crushing capacity.

The Company sees significant opportunities to enhance operational performance through the implementation of its management practices, efficiency initiatives, and commercial optimization strategies. Over time, Adecoagro expects these improvements to substantially increase Adjusted EBITDA generation, bringing the asset’s profitability in line with the performance levels achieved across its existing Sugar, Ethanol & Energy operations. During 2027 Adecoagro expects to crush 4.5 million tons at Caarapó, by processing excess sugarcane from its existing operations.

Renato Junqueira Santos Pereira, Adecoagro’s VP of the Sugar, Ethanol and Energy business, commented: “Over the years, we have built a very competitive platform in Mato Grosso do Sul, benefiting from land availability at a competitive cost, the ability to extend the harvest season and crush year-round, significant production flexibility and a strong cogeneration base. We see Caarapó as a natural extension of this platform, as we will apply the same operating model and know-how.” He added: “Caarapó is similar in scale to our existing mills in Mato Grosso do Sul, with installed capacity to crush approximately 6 to 7 million tons of cane per year, well above the 3.5 million tons processed in the past harvest seasons. By redirecting excess cane from our Cluster to Caarapó, we will increase crushing volumes from the outset, initially by extending the harvest season and ultimately migrating toward a continuous harvest model.”

Mr. Junqueira remarked: “We see significant opportunities to improve Caarapó’s operating KPIs and bring them closer to the levels achieved across our Cluster. These include industrial efficiency, asset utilization, energy exported per ton of cane, and the application of our agricultural best practices. We will use our existing G&A structure to manage the mill, and we will benefit from the scale of our integrated platform, including additional storage capacity and greater commercial flexibility. Together, these initiatives will drive further cash cost dilution, allowing Caarapó’s production costs to gradually converge toward the Company’s levels.”

Mariano Bosch, Co-Founder and Chief Executive Officer of Adecoagro, said: “We are growing in crushing capacity at a very attractive price, and we see significant potential to improve Caarapó’s performance by applying the same practices that have made our Sugar & Ethanol platform one of the most sustainable and lowest-cost producers of sugar, ethanol and energy in the world. We believe this gives us a clear path to create significant value for our shareholders.”

With the acquisition, Adecoagro expects its Cluster in Mato Grosso do Sul to crush 17 million tons in 2027, becoming one of the largest Clusters in Brazil.

About Adecoagro:

Adecoagro is a leading sustainable production company in South America. Adecoagro owns 210.4 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces 3.1 million tons of agricultural products, 1.3 million tons of fertilizers and over 1 million MWh of renewable electricity.

For questions, please contact:

Adecoagro
Victoria Cabello - IR Officer
Email: ir@adecoagro.com